SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)(1)

                                PHOTOCOMM, INC.
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                                (Name of issuer)

                     Common Stock, par value $.10 per share
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                         (Title of class of securities)

                                   719319-10-5
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                                 (CUSIP number)

                             ILAN K. REICH, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               SEPTEMBER 16, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

================================================================================
     1           NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                The New World Power Corporation
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     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                        (b) / /
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     3           SEC USE ONLY

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     4           SOURCE OF FUNDS*
                          WC
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     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                              / /
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     6           CITIZENSHIP OR PLACE OR ORGANIZATION

                          Delaware
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 NUMBER OF           7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  8,112,442
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                     8    SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              8,112,442
               -----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                -0-
- --------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          8,112,442
- --------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                   / /
- --------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       50.7%
- --------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                          CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 11 to Schedule 13D (the "Amendment") amends the Schedule 13D filed with respect to an event on November 10, 1993, as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on August 30, 1994; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on October 19, 1994; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on December 30, 1994; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on February 10, 1995; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on March 10, 1995; Amendment No. 6 with respect to an event on August 15, 1995; Amendment No. 7 with respect to an event on January 1, 1996 ("Amendment No. 7") and Amendment No. 8 with respect to an event on April 11, 1996 ("Amendment No. 8") and Amendment No. 9 with respect to an event on July 31, 1996 ("Amendment No. 9") and Amendment No. 10 with respect to an event on August 16, 1996 ("Amendment No. 10") (collectively, the "Statement").

Item 2.       IDENTITY AND BACKGROUND.

              Item 2 is amended by amending Schedule 1, hereto.


Item 4.       PURPOSE OF TRANSACTION.

              Item 4 is amended by adding the following:

               At a Board of Directors meeting of the Issuer held on the shortest possible notice on September 16, 1996, the Board purported to pass a series of resolutions approving the following: (1) a 1996 Stock Option Plan; (2) the grant of stock options to officers, directors, and employees of the Issuer;
(3) Executive Compensation Agreements for certain employees of the Issuer; (4) an amendment to the By-Laws of the Issuer; (5) the issuance of a "Series E" Preferred Stock; (6) the acquisition of a new business; and (7) a Shareholder Rights Plan.

               The Directors appointed to the Board by New World dissented from each of these resolutions and subsequently delivered to the Issuer, within 24 hours, letters of dissent and objection. At the meeting, the Board declined to permit one of New World's nominees to the Board to participate by a conference call and as a result, his votes, which would have dissented from each of the above resolutions, were not counted at the meeting. The Directors appointed by New World also objected to this decision by the Board.

               At the meeting, the Board purported to amend the Issuer's By-Laws to eliminate the right of a shareholder owning 10% or more of the issued and outstanding shares to call a special meeting of shareholders. At the meeting, New World orally requested such a special meeting of shareholders and after the meeting, delivered a written request that such a meeting be scheduled on November 20, 1996 for the purpose of removing the four directors who voted in favor of the foregoing resolutions.

               On September 19, 1996, New World and Golden Technologies filed an action in the United States District Court for the District of Arizona naming as defendants the Issuer, Programmed Land, Inc., Robert R. Kauffman and others, seeking, among other things, to enjoin and set aside the Board actions described above as a violation of, among other things, the Issuer's Stock Purchase Agreement with New World and its Waiver Agreement with New World as well as a breach of fiduciary duty. A copy of the Complaint is annexed as exhibit K and incorporated herein by reference. On September 20, 1996, the District Court granted New World's application for a temporary restraining order. A copy of this Order is annexed as Exhibit L and incorporated herein by reference.

               Other than as indicated herein, New World has no present plans or proposals which relate to or would result in any of the following (although New World reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any other material change in the Issuer's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.


Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

         A. Stock Purchase Agreement, dated as of October 15, 1993, by and among New World, Photocomm, Westinghouse, PLI and Mr. Kauffman (submitted with the initial filing).

         B. Voting Agreement, dated as of October 7, 1994, by and between New World and Mr. Kauffman (submitted with Amendment No. 2).

         C. First Amendment to Voting Agreement, dated as of December 30, 1994, by and between New World and Mr. Kauffman (submitted with Amendment No. 3).

         D. Stock Pledge Agreement, dated as of December 30, 1994, by and among New World, Sundial and Gilmartin, Poster & Shafto, as escrow holder (submitted with Amendment No. 3).

         E. Option Extension Agreement, dated as of December 30, 1994, by and between New World and PLI (submitted with Amendment No. 3).

         F.   Stock Pledge  Agreement,  dated as of March 10, 1995, by and among
              New  World,  J.A.  Jones   Construction   Company  and  Control  y
              Aplicaciones Mexicana, S.A. (submitted with Amendment No. 5).

         G. Stock Pledge Agreement, dated as of August 15, 1995, by and between New World and Robert Fleming & Co., Ltd., as agent (submitted with Amendment No. 6).

         H.   Press Release dated August 6, 1996.  (Submitted with Amendment No.
              9).

         I.   Stock   Purchase   Agreement   between   New  World   and   Golden
              Technologies, Company, Inc. dated August 16, 1996. (Submitted with Amendment No. 10).

         J. Waiver Agreement between New World, the Issuer, Mr. Kauffman and PLI, dated August 16, 1996. (Submitted with Amendment No. 10).

         K.   Complaint  in  THE  NEW  WORLD  POWER  CORPORATION,   ET  ANO.  V.
              PHOTOCOMM, INC., ET AL; Civ. 96 - 2162 PHX PGR (D.Ariz.) (the "Action"), dated September 19, 1996.

         L.   Temporary  Restraining  Order in the Action,  dated  September 20,
              1996.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                              THE NEW WORLD POWER CORPORATION


Dated: September 24, 1996                     By: /S/ FREDERIC MAYER
                                                  ------------------------------
                                                  Frederic Mayer
                                                  Acting Chief Financial Officer

Schedule 1   -  Certain   Information   Regarding  Each  Executive  Officer  and
                Director of New World

                Item 2. IDENTITY AND BACKGROUND (CONT'D)


                                                     Position with New
                                                    World and Principal
                                                       Occupation or
     Name                 Business Address              Employment            Citizenship
     ----                 ----------------              ----------            -----------
John D. Kuhns           The New World Power         Chairman of the          United States
                          Corporation               Board and a Director
                        558 Lime Rock Road          of New World
                        Lime Rock, CT 06039

Robert. W. McDonald     William W. Simon &          Vice Chairman and a      United States
                          Sons                      Director of New
                        10990 Wilshire Boulevard    World, and a
                        Suite 1750                  managing director of
                        Los Angeles, CA 90024       William E. Simon &
                                                    Sons, a merchant
                                                    banking firm

Gerald Cummins          Mancum Graphics             Director of New          United States
                        1270 Broadway, Rm. 803      World and private
                        New York, NY 10001-3211     investor

Nazir Memon, M.D.       504 North Harvard Avenue    Director of New          United States
                        Ventnor, NJ 08406           World and a
                                                    pulmonologist in
                                                    private practice

Herbert L. Oakes, Jr.   Oakes, Fitzwilliams &       Director of New          United States
                          Co. Limited               World and a managing
                        Byron House                 director of Oakes
                        7-9 St. James's Street      Fitzwilliams & Co.,
                        London, SW1A 1EE, England   Limited, an
                                                    investment banking
                                                    firm

Lucien Ruby             Quest Ventures              Director of New          United States
                        126 South Park              World, and Managing
                        San Francisco, CA 94107     General Partner of
                                                    Quest Venturers, a
                                                    venture capital firm

Vitold Jordan           The New World Power         Interim Chief            Canada
                          Corporation               Executive Officer of
                        558 Lime Rock Road          New World
                        Lime Rock, CT 06039